CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

September 23, 2020

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: REQUEST FOR ACCELERATION OF EFFECTIVENESS

CytoDyn Inc.

Registration Statement on Form S-3

File No. 333-248823

Ladies and Gentlemen:

CytoDyn Inc. (the “Company”) hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) so that the Registration Statement will become effective at 4:30 p.m. (Eastern time) on Friday, September 25, 2020, or as soon thereafter as practicable.

The Company requests the Commission confirm the effective date and time of the Registration Statement to Arian Colchis, General Counsel of the Company, by telephone at (360) 998-3992.

Very truly yours, CytoDyn Inc.

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer

cc: Kara Tatman (Perkins Coie LLP)